FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2003

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: Earnings Release dated 5 June 2003

SIGNATURES
Sales and Order Intake
Operating Expenses
Earnings
Balance Sheet and Cash Flow
Regional Performance
Divisional Results
Other Matters
Business Outlook
CONDENSED FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL INFORMATION

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: 6 June 2003	By:	/s/ Christian Leu Name: Christian Leu Title: Chief Financial Officer

Leica Geosystems’ Shareholder News
Issue 11 — Heerbrugg (Switzerland), 5 June, 2003

Contents

Sales, Operating Expenses	2/3
Earnings	4
Balance Sheet and Cash Flow	4
Regional Performance	5
Divisional Results	6
Other Matters	8
Business Outlook	9
Condensed Financial Statements	9
Notes to the Financial Information	15

Fourth Quarter and Fiscal Year 2002/03 Results

The sale of Vectronix AG and Wiltronic AG in January 2003 completes an important part of our divestment strategy. As a consequence of these transactions, we recorded a pre-tax gain of CHF 32 million (CHF 19.4 million net of tax), and significantly reduced our net debt.

Total sales for the fourth quarter were CHF 175.2 million, compared with CHF 206.1 million in the previous year. Sales from continuing operations were CHF 171.7 million, a decline of 8.0% compared with the prior year. On a currency-adjusted basis, sales from continuing operations rose 1.3% and grew sequentially for the third consecutive quarter. EBITDA for the quarter was CHF 60.1 million. Excluding divestment gains, fourth quarter EBIT-DA rose 23% to CHF 28.1 million, or 16.0% of sales, compared with CHF 22.9 million, or 11.1% of sales, in the prior year. Net income for the quarter was CHF 15.1 million, compared with a loss of CHF (56.0) million in the prior year, which included the CHF 58 million write-off of goodwill from our acquisition of Cyra Technologies. Fourth quarter earnings per share were CHF 6.82 compared with a loss per share of CHF (24.86). Cash earnings per share for the fourth quarter were CHF 17.52 compared with CHF 7.80 in the prior year.

Sequential growth in sales from continuing operations with strong improvement in EBITDA margin

Full year sales were CHF 735.8 million compared with CHF 790.2 million in the prior year, a decline of 6.9%. The strengthening of the Swiss franc heavily impacted the absolute level of sales, which on a currency-neutral basis would have been lower than the previous year by 0.4 percent. Sales from continuing operations (without Vectronix and Wiltronic) were CHF 650.3 million versus CHF 713.0 million in the previous year, a decline of 8.8%. Adjusted for currency fluctuations, full year sales from continuing operations declined by two percent. EBITDA for the current year was CHF 134.8 million compared with CHF 97.3 million in the previous year. Excluding the gain on divestments, EBITDA would have been CHF 102.8 million, or 14% of sales, an increase of 5.8% over the previous year despite lower sales. Full year net income rose to CHF 21.9 million, compared with a loss of CHF (55.3) million in the previous year. Earnings per share were CHF 9.80 compared with a loss per share of CHF (24.67) in fiscal year 2002, and cash earnings per share were CHF 40.71 for the full year compared with CHF 30.66 in the previous year.

We generated CHF 27.4 million in operating cash flow in the fourth quarter and CHF 72.2 million for the full year, compared with CHF 23.6 million and CHF 72.8 million, respectively, in the prior year. Through strong operating cash flow and proceeds from our divestments, we reduced net debt by CHF 66.3 million, or 30%, in the fourth quarter.

Financial Overview

Discontinued Operations

Following the sale of Leica Vectronix AG and Wiltronic AG, and in accordance with IAS 35, we have reclassified our financial statements for the current and previous two years in order to show the results for discontinued and continuing operations, respectively. Continuing operations are those excluding Leica Vectronix AG and Wiltronic AG.

Comparability

Over the past few years, several material non-recurring items have been recorded in our financial statements which make direct comparisons between periods less meaningful. Specifically, in the fourth quarter of fiscal year 2002 we recorded a goodwill impairment charge of CHF 58 million related to our Cyra business, and in the fourth quarter of fiscal year 2003 we recorded a CHF 32 million pre-tax gain on divestments, with related tax charges of CHF 12.6 million. Additionally, we recorded charges related to the implementation of our FIT-Together program of CHF 4.7 million in fiscal year 2002 and CHF 4.2 million in fiscal year 2003.

Sales and Order Intake

Fourth Quarter Sales by Division

Sales in the fourth quarter were significantly lower than the previous year, primarily due to the divestments of Vectronix AG and Wiltronic AG in January. Revenues from continuing operations were CHF 171.7 million in comparison with CHF 186.5 million in the prior year, but on a currency-neutral basis rose 1.3% over the prior year. Sales from continuing operations also increased sequentially for the third consecutive quarter. Sales benefited from robust market acceptance of our new DISTO™, Laser Tracker and Airborne Sensors products, continued demand for our geographic imaging products in the defense and security sectors, as well as our normal pattern of seasonally higher sales in the third and fourth quarters. Order intake for the quarter was CHF 138.3 million, lower than the prior year as a result of the divestments.

Continued strong EBITDA performance on lower sales

For the full year, total sales were CHF 735.8 million, a decline of 6.9% against the prior year. The strengthening of the Swiss franc heavily impacted the absolute level of sales, which on a currency-neutral basis would have been 0.4% below the previous year. Sales from continuing operations were CHF 650.3 million versus CHF 713.0 million in the previous year, a decline of 8.8%. Adjusted for currency fluctuations, sales from continuing operations declined by two percent.

Gross Margin

Margins declined against the prior year, due in part to the strong Swiss franc, but remain healthy with favorable contributions from high-range hardware products and software sales. Gross profit margins in the fourth quarter were 48.6% versus 49.4% in the previous year, with fourth quarter margins from continuing operations at 48.8% versus 50.9% in the previous year. For the full year, margins were 50.8% versus 51% in the previous year, and were 51.7% for continuing operations, versus 52.3% in the previous year.

Operating expenses from continuing operations*

Significant decline in operating expenses after completion of FIT-Together

Financial Overview

Results at a glance

Fourth Quarter			(In million Swiss Francs)	Full Fiscal Year

	Prior	Current		Current	Prior
	year	year		year	year
Changes	(29.12.01 to	(28.12.02 to		(1.4.02 to	(1.4.01 to	Changes
(%)	31.3.02)	31.3.03)		31.3.03)	31.3.02)	(%)

-31.5%	202.0	138.3	ORDER INTAKE	712.7	796.3	-10.5%
-15.0%	206.2	175.2	SALES	735.8	790.2	-6.9%
-10.0%	112.8	101.5	Surveying & Engineering	397.5	428.5	-7.2%
-16.0%	31.7	26.6	GIS&Mapping	100.7	113.2	-11.1%
22.2%	13.5	16.5	Consumer Products (Disto)	50.6	47.8	5.9%
12.7%	14.2	16.0	Metrology	59.4	63.1	-5.9%
-50.0%	7.0	3.5	New Businesses (Cyra)	13.5	24.9	-45.8%
-58.7%	26.4	10.9	Special Products	112.5	109.7	2.6%
-83.3%	0.6	0.1	Central Services	1.7	2.9	-41.4%
			Gross margin
-0.8%	49.4%	48.6%	in percentage of sales	50.8%	51.0%	-0.2%
			EARNINGS
162.5%	22.9	60.1	EBITDA	134.8	97.3	38.6%
	11.1%	34.3%	- in percentage of sales	18.3%	12.3%
195.9%	18.3	54.3	EBITA	113.8	73.4	55.1%
	8.9%	31.0%	- in percentage of sales	15.5%	9.3%
167.4%	(53.7)	36.2	EBIT	60.7	(38.3)	258.4%
	-26.0%	20.6%	- in percentage of sales	8.2%	-4.9%
172.1%	(53.7)	38.7	Operating profit/(loss)	63.2	(38.4)	264.7%
	-26.1%	22.1%	- in percentage of sales	8.6%	-4.9%
126.9%	(56.0)	15.1	Net income/(loss)	21.9	(55.3)	139.7%
	-27.1%	8.6%	- in percentage of sales	3.0%	-7.0%
			Earnings per share (CHF)
127.4%	(24.86)	6.82	- basic	9.80	(24.67)	139.7%
127.4%	(24.86)	6.82	- diluted	9.78	(24.67)	139.6%
			Cash earnings per share (CHF)
124.5%	7.80	17.52	- basic	40.71	30.66	32.8%
128.0%	7.68	17.52	- diluted	40.71	30.19	34.8%
-67.8%	73.52	23.64	- non-cash adjustments	68.04	124.28	-45.3%

Operating Expenses

Through our FIT-together program, which formally ended in October 2002, operating expenses declined substantially in the second half of the year. In the fourth quarter, operating expenses were CHF 78.4 versus CHF 155.5 million in the previous year. Excluding the CHF 58 million Cyra goodwill impairment charge in the previous year, current period operating expenses were lower by 19.6%, or CHF 19.1 million. Operating expenses from continuing operations were CHF 77.0 million, 16.3% lower then the previous year.

For the full year, operating expenses were CHF 342.5 million compared to CHF 441.5 million in the previous year. Excluding the Cyra goodwill impairment charge, operating expenses would have been lower by CHF 41.0 million. The largest cost reductions were in Marketing and Selling and General & Administrative expenses, which declined 10.9% and 13.6%, respectively. Research and Development expenses also declined over the prior year, but increased from 8.6% to 9.0% as a percentage of total sales.

Intangible Asset Amortization

Intangible asset amortization includes the amortization of goodwill and capitalized product development costs (under IAS 38). We amortize goodwill from our acquisitions over a 10-year period, and over 20 years for the goodwill from the 1998 Leica Geosystems Group LBO (54% of total goodwill); capitalized product development costs are amortized over their useful life, which is, on average, three years. Goodwill amortization charges for the fourth quarter were CHF 5.2 million and capitalized product development amortization charges were CHF 10.1 million.

Financial Overview

Currency Exposure

The Company has a net exposure to foreign currency movements in the range of CHF 110.0 million, of which approximately 16% is in US Dollars, 45% in Euro, and the balance in other currencies. Our corporate policy is to hedge a minimum of 40% of any net exposure twelve months forward. At the end of the fourth quarter, we have hedged approximately 51% of this net exposure for the coming twelve months cash flows.

Our balance sheet is also exposed to movements in exchange rates. In particular, around 50% of our intangible assets are in US Dollars. We also have material levels of working capital in the United States. Net translation adjustments to equity in the current fiscal year were a reduction of CHF 13.5 million in fiscal year 2002.

Earnings

With relatively stable gross profit margins and lower operating expenses, earnings improved throughout the year. For the fourth quarter, we recorded EBITDA of CHF 60.1 million, compared with CHF 22.9 million in the prior year. Excluding the divestment gain, EBITDA for the quarter would have been CHF 28.1 million, or 16.1% of total sales. Full year EBITDA was CHF 134.8 million and CHF 102.9 million excluding the divestment gain, an increase of 5.8% over the prior year amount of CHF 97.3 million.

The Company reported a net loss from associated companies of CHF (2.6) million in the fourth quarter and CHF (2.5) million for the full year, including a CHF 2.8 million write-off of our minority investments in NovaLIS and Metric Vision. We recorded a net gain from associated companies of CHF 0.1 million in the previous year.

Net income for the quarter was CHF 15.1 million and CHF 21.9 million for the full year, compared with a fourth quarter net loss of CHF (56.0) million and full year loss of CHF (55.3) million in the previous year. Earnings per share rose accordingly, to CHF 6.82 for the quarter and CHF 9.80 for the full year, compared to a net loss per share of CHF (24.86) and CHF (24.67) in the prior year.

Cash earnings per share for the fourth quarter were CHF 17.52 and CHF 40.71 for the full year, compared with CHF 7.80 and CHF 30.66 in the previous year. Cash earnings per share are calculated as net earnings plus depreciation and non-cash amortization charges (i.e., goodwill and development cost amortization), non-cash currency translation losses and non-cash movements in provisions.

Balance Sheet and Cash Flow

Net working capital was 16.0% of sales at the end of the fourth quarter, a significant improvement over the third quarter and in line with the prior year. Subsequent to the divestments in the fourth quarter, net working capital declined to CHF 112.1 million, the lowest point during fiscal year 2003. We continue to focus on reducing working capital through stringent credit and accounts receivable collection policies, optimization of supply-chain, inventory planning and logistics procedures, and prudent trade payables management.

We generated operating cash flow of CHF 27.4 million in the fourth quarter compared with CHF 23.6 million in the previous year. For the full year, operating cash flow was CHF 72.2 million, in line with the previous year. We invested a total of CHF 17.2 million in capital expenditures in the fourth quarter, as follows: tangible capital expenditures of CHF 6.2 million, and intangible capital expenditures of CHF 11.0 million. For the full year, capital expenditures were CHF 61.8 million compared with CHF 61.3 million in the prior year.

For the full year, we generated CHF 10.2 million in free cash flow before proceeds from disposals, compared with CHF 11.5 million in the previous year. Including cash generated from disposal of assets or used for acquisitions, free

Trend in Net Debt

Significant decline in net debt through strong cash flow and divestments

Financial Overview

Balance Sheet	Q4	Q3	Q2	Q1

	March 31,	Dec 27,	Sep. 27,	June 28,
(Amounts in CHFmillions)	2003	2002	2002	2002

Total Assets	683.1	749.1	771.0	770.0
Net Debt *	154.0	220.3	224.8	247.6
Total Equity	313.6	305.7	309.5	309.1
- Equity/Asset Ratio	45.9%	40.8%	40.1%	40.1%
Net Working Capital (NWC)	112.1	143.3	132.1	147.9
- NWC Sales	16.0%	18.2%	17.7	20.8%
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	17.2	11.7	18.5	14.4
Goodwill	177.5	197.6	216.4	220.5
Cash provided in Operating activit.	27.4	16.2	33.1	-4.5

*)	Actual amount is shown net of cash (CHF 1.7 m) and capitalized debt issue cost/discounts of CHF 2.9 m.

cash flow for the current year was CHF 85.8 million, versus CHF (48.7) million in the previous year.

Through strong operating cash flow, and cash proceeds from our divestments, net debt fell to CHF 154 million at the end of the year, down 30%, or CHF 66.4 million, from the third quarter. Our current debt level is the lowest since the IPO, and is comprised of EURO 65.0 million in long-term, high-yield bonds (equivalent to CHF 96.0 million), CHF 53.7 million under the Revolving Credit Facility and CHF 7.7 million in various other borrowings.

Regional Performance

The US market remained challenging during the quarter, as the weak capital investment climate and strengthening Swiss franc dampened revenues. Results in our European markets were mixed, with increasingly strong demand in southern and eastern Europe. Our Asian activities continue to benefit from increased market penetration in Australia and China, with weaker performance, however, in Japan. The impact of the SARS epidemic in Asia did not impact fourth quarter revenues but could potentially have consequences for the coming quarter.

Divisional Results

Surveying & Engineering Division

Fourth Quarter				Sales and results	Full Fiscal Year

Change		Prior	Current	(In million Swiss Francs)	Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-10.0%	-11.3	112.8	101.5	SALES	397.5	428.5	-31.0	-7.2%
23.8%	2.9	12.2	15.1	EBIT	53.2	48.2	5.0	10.4%
21.3%	3.5	16.4	19.9	EBITDA	69.5	66.0	3.5	5.3%
5.1 pts	—	14.5%	19.6%	EBITDA Margin	17.5%	15.4%	—	2.1 pts

Fourth quarter sales in Surveying & Engineering declined by 10% against the prior year, primarily as a result of the strong Swiss franc. On a currency-adjusted basis, fourth quarter sales decreased by (2.7)% in comparison with the previous year, and (1.3)% for the full year.

Global investments into capital goods remained modest in the fourth quarter, which impacted end-user demand. Additionally, uncertainty about US Federal budget allocations for infrastructure projects in the period leading up to the war in Iraq created a challenging environment for the Division’s US operations. The contraction in US revenue, however, was mitigated by substantial progress in other markets, including strong performances in China, eastern Europe and Australia.

Despite a challenging economic climate, unfavorable currency trends, and strong competitive pressure, profitability continued to increase, with an EBITDA margin of 19.6% this quarter, compared with 14.5% in the previous year. Cost containment measures taken in previous quarters are responsible for these improvements, with the ratio of operating expenses to sales at a low of 31.2% in the fourth quarter. For the full year, EBIT increased by 10.4% and EBITDA by 5.3%, despite lower sales, with an increase in the EBITDA margin to 17.5% from 15.4% in the previous year.

GIS & Mapping Division

Fourth Quarter				Sales and results	Full Fiscal Year

Change		Prior	Current	(In million Swiss Francs)	Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-16.0%	-5.1	31.7	26.6	SALES	100.7	113.2	-12.5	-11.1%
-110.0%	-1.1	-1.0	-2.1	EBIT	-10.4	-6.8	-3.6	-52.9%
108.3%	2.6	2.4	5.0	EBITDA	8.2	10.5	-2.3	-21.9%
11.2 pts	—	7.6%	18.8%	EBITDA Margin	8.1%	9.3%	—	-1.2 pts

Fourth quarter sales in GIS & Mapping fell below the previous year, as the weakening US Dollar resulted in lower absolute sales. On a currency-adjusted basis, however, revenues increased by approximately 1% over the previous year. Sequentially, sales grew for the third consecutive quarter, and were higher than the third quarter by 1.3 percent. Strong software sales in the defense sector, and steady improvement in large capital purchases of the division’s new airborne sensors continue to drive revenue growth. Sales also benefited this quarter from steadily increasing purchase volumes from the US Government.

Profitability in the division further improved in the fourth quarter. At CHF 5.0 million, or 18.8% of sales, EBITDA increased by CHF 2.6 million over the previous year and CHF 1.9 million over the third quarter of this fiscal year. Earnings improvements were largely due to the Division’s lower cost base, combined with higher sales in the quarter.

Consumer Products (Disto™) Division

Fourth Quarter				Sales and results	Full Fiscal Year

Change		Prior	Current	(In million Swiss Francs)	Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

22.2%	3.0	13.5	16.5	SALES	50.6	47.8	2.8	5.9%
-76.9%	-1.0	1.3	0.3	EBIT	1.2	0.7	0.5	71.4%
-27.3%	-0.6	2.2	1.6	EBITDA	6.0	4.0	2.0	50.0%
-6.6 pts	—	16.3%	9.7%	EBITDA Margin	11.9%	8.4%	—	3.5 pts

Fueled by continued strong demand for the new DISTO™ 5 products, sales in the Consumer Products Division rose for the third consecutive quarter. Fourth quarter sales increased by 22.2% over the previous year and 15.9% over the third quarter. Growth in the fourth quarter was driven by increased penetration into new market segments and geographic regions with the DISTO™5, as well as strong demand in the brand label business.

EBITDA margins in the Division declined to 9.7% in the quarter, primarily as a result of increased marketing and selling initiatives to support the new product line. For the full year, however, profitability increased significantly, with EBITDA increasing by 50.0% over the previous year.

Divisional Results

Metrology Division

Fourth Quarter				Sales and results	Full Fiscal Year

Change		Prior	Current	(In million Swiss Francs)	Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

12.7%	1.8	14.2	16.0	SALES	59.4	63.1	-3.7	-5.9%
-72.0%	-1.8	2.5	0.7	EBIT	5.9	11.4	-5.5	-48.2%
36.4%	1.2	3.3	4.5	EBITDA	13.1	14.0	-0.9	-6.4%
4.9 pts	—	23.2%	28.1%	EBITDA Margin	22.1%	22.2%	—	-0.1 pts

The Metrology Division (previously named Industrial Measurement Systems) remained on track in the fourth quarter despite continued pressure in its end markets. Fourth quarter sales grew by 12.7% over the prior year and by 23.6% on a currency-adjusted basis. The Division continues to enjoy a strong presence in the Airbus A380 and Joint Strike Fighter programs. Through strategic Laser Tracker sales to customers such as the Ford Motor Company in the United States, Daimler Chrysler in Germany, Renault in France and CERN/Geneva, the Division has also increased its product positioning within the automotive and general industrial sectors.

Profitability remains strong, with an EBITDA margin of 28.1% for the quarter and 22.1% for the year as a whole. EBIT declined against the prior year, impacted by increased amortization of capitalized development costs after the release of the Division’s new Laser Tracker products.

New Businesses (Cyra) Division

Fourth Quarter				Sales and results	Full Fiscal Year

Change		Prior	Current	(In million Swiss Francs)	Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-50.0%	-3.5	7.0	3.5	SALES	13.5	24.9	-11.4	-45.8%
92.3%	58.9	-63.8	-4.9	EBIT	-18.3	-80.4	62.1	77.2%
-27.8%	-0.5	-1.8	-2.3	EBITDA	-9.3	-6.8	-2.5	-36.8%
-40.0 pts	—	-25.7%	-65.7%	EBITDA Margin	-68.9%	-27.3%	—	-41.6 pts

Sales continue to be hindered by weak economic conditions, particularly in the US. In the current fiscal year, despite difficult economic conditions post September 11, Cyra increased its installed customer base for Cyrax scanners by more than 50%, and has maintained its strong market share leadership position, which it has enjoyed since laser scanning technology was first commercially introduced in 1998.

As a result of the low revenue base, the Cyra business continues to operate at an EBITDA loss. We remain convinced that this business, and the related technology behind it, will continue to grow in importance for the surveying community.

Special Products Division

Fourth Quarter				Sales and results	Full Fiscal Year

Change		Prior	Current	(In million Swiss Francs)	Current	Prior	Change
(%)	(mCHF)	year	year		year	year	(mCHF)	(%)

-58.7%	-15.5	26.4	10.9	SALES	112.5	109.7	2.8	2.6%
2321.4%	32.5	1.4	33.9	EBIT	59.3	12.5	46.8	374.4%
1146.4%	32.1	2.8	34.9	EBITDA	63.7	18.5	45.2	244.3%
309.6 pts	—	10.6%	320.2%	EBITDA Margin	56.6%	16.9%	—	39.7 pts

As a result of the divestments of Vectronix and Wiltronic, fourth quarter results in the Special Products Division were significantly lower than the previous year. Generally, sales from the Division’s third-party manufacturing and GPS-Marine businesses continue to perform well, with positive earnings contributions.

Other Matters/Outlook

Other Matters

Refinancing of Senior Multi-currency Revolving Credit Facility

On May 23, 2003, the Company signed a new three year Senior Revolving Multi-currency Credit Facility. The new facility, effective mid-June 2003, is in the amount of CHF 150 million and replaces the existing CHF 240 million Revolving Credit Facility and CHF 30 million of auxiliary facilities. The facility is comprised of seven syndicate banks with UBS AG Zurich acting as Agent.

Employees

We employed 2,388 employees at the end of March 2003, 273 fewer employees than at the end of December 2002. The sales of Vectronix and Wiltronic in January 2003 are the primary reason for the decline in our employee base. Our global workforce has decreased by 499 since the end of the last Fiscal Year. The geographical distribution of our workforce at the end of the quarter was as follows: 60% in Europe (including Heerbrugg), 24% in the Americas, and 16% in Asia and the rest of the world.

Share Performance

Our stock recovered towards the end of Fiscal Year 2003. Since a low point of CHF 55 per share in October 2002, the price rose to CHF 73.5 at the end of March 2003, and has since topped the CHF 100 mark.

Performance of LGSN share

Corporate Governance

We are fully committed to the highest standards of corporate governance. Our policies are in accordance with Swiss law (Obligationenrecht), Swiss Stock Exchange regulations, and the “Swiss Code of Best Practice”.

The Board, Management and Employees of our Company are committed to providing our shareholders with full access to key information concerning corporate governance at Leica Geosystems. All relevant corporate governance information about our Company can be found in this year’s Annual Report.

Annual Report

Leica Geosystems’ Fiscal Year 2003 Annual Report will be available via the Company’s web site at www.leica-geosystems.com. Printed versions of this report may be ordered directly over the Internet. Alternatively, order forms will be included in the invitation to the Annual Shareholders Meeting.

Annual Shareholders Meeting

As a shareholder, you are cordially invited to the shareholders meeting on September 3, 2003, to be held at 15:00 in the Sporthalle Aegeten in Widnau, Switzerland. An invitation to this event will be sent to all shareholders at the beginning of August.

2,209,554 registered shares

—	@ 50 CHF nominal per share: Share capital CHF 110.5m

—	@ 141.9 CHF carrying amount per share: Shareholders’ equity CHF 313.6m

—	@ 71.3 CHF average quarterly share price: Market capitalization (quart. average) CHF 157.5m

Business Outlook — Fiscal Year 2004

Assuming that economic and geo-political conditions remain unchanged, and the exchange rate of the Swiss franc remains stable, we would expect results for the full year to improve, particularly in the second half of the year.

At a group level, the absolute level of sales will be lower than the previous year given the divestment of our Vectronix AG and Wiltronic AG businesses. On a like-for-like basis excluding this impact, we believe that a consolidated growth rate of approximately 5% is achievable. As the seasonality in our business is expected to return to historical patterns, we would expect a lower proportion of sales, and in turn, EBITDA, in the first half of the year versus the second.

With stable gross profit margins and the positive influence of our Fit-Together program, we expect our EBITDA margin to further improve in the upcoming year. Profitability will be higher in the second half of the year as a consequence of increased sales and the timing of new product introductions, planned mostly for the third and fourth quarters.

We further expect full year net income to be positive, despite a lower post-divestment sales base, with possible losses in the first and second quarter and gains in the second half of the year. We believe this is achievable through increased operating margins and lower financing costs.

On behalf of the Board of Directors, the management team and the employees of Leica Geosystems, we would like to thank you for your support and continued investment in Leica Geosystems.

Sincerely,

Mario Fontana Chairman of the Board Leica Geosystems	Hans Hess CEO and Member of the Board of Directors Leica Geosystems

CONDENSED FINANCIAL STATEMENTS

LEICA GEOSYSTEMS HOLDINGS AG

3 Months (4th Quarter)
 for the periods from December 29, 2001 to March 31, 2002 and December 28, 2002 to March 31, 2003

12 Months (Full Fiscal Year)
 for the periods from April 1, 2001 to March 31, 2002 and April 1, 2002 to March 31, 2003

According to International Financial Reporting Standards (IFRS)

Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED BALANCE SHEETS
(in thousand CHF)

	audited	unaudited	audited

	March 31, 2003	Dec. 27, 2002	March 31, 2002

	CHF	CHF	CHF
ASSETS
Current assets
Cash and cash equivalents	1'701	2'978	2'990
Trade accounts receivable	141'624	147'974	156'834
Inventories	104'507	137'035	140'143
Prepayments and accrued income	12'999	7'402	8'160
Other current assets	15'039	16'267	8'869

Total current assets	275'870	311'656	316'996

Non-current assets
Property, plant and equipment	93'545	99'082	119'064
Goodwill	177'484	197'615	239'086
Other intangible assets	92'066	94'862	91'805
Investments in associates	8'091	8'094	8'045
Deferred taxes	34'202	35'636	29'670
Other non-current assets	1'795	2'122	2'491

Total non-current assets	407'183	437'411	490'161

TOTAL ASSETS	683'053	749'067	807'157

LIABILITIES AND EQUITY
Current liabilities
Bank overdrafts	1'269	39	350
Loans and borrowings	5'829	5'903	4'186
Trade accounts payable	57'891	54'269	72'101
Advance payments	502	4'845	5'475
Accrued compensation	26'127	32'843	38'355
Other accrued liabilities	32'831	32'572	29'707
Provisions	10'609	15'739	17'328
Corporate tax, current	20'201	10'337	4'267
Other current liabilities	13'910	14'802	15'391

Total current liabilities	169'169	171'349	187'160

Non-current liabilities
Loans and borrowings Revolving Credit Facility	52'945	121'857	133'029
9-7/8% Notes	93'842	92'286	92'579
Other loans & borrowings	1'829	3'361	3'011
Pension obligations	12'959	14'189	15'104
Deferred taxes	35'132	36'204	39'015
Other non-current liabilities	3'557	4'152	4'984

Total non-current liabilities	200'264	272'049	287'722

Total liabilities	369'433	443'398	474'882

SHAREHOLDERS’ EQUITY
Share capital	110'478	111'852	112'554
Share premium	59'918	60'634	65'390
Reserves	250'788	250'788	250'788
Accumulated deficit	-76'602	-91'664	-98'517
Hedging and currency translation adjustment	-30'962	-25'941	2'060

Total shareholders’ equity	313'620	305'669	332'275

TOTAL LIABILITIES AND EQUITY	683'053	749'067	807'157

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF INCOME
(in thousand CHF, except share data)

	unaudited		audited

	3 Months (4th Quarter)		12 Months (Full Fiscal Year)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Dec. 28, 2002 to	Dec. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

	CHF	CHF	CHF	CHF
Sales	175'174	206'078	735'813	790'176
Cost of sales	-90'020	-104'262	-362'022	-387'045

Gross profit	85'154	101'816	373'791	403'131
Research and development costs	-17'493	-18'904	-65'954	-68'003
Selling and marketing costs	-40'983	-54'338	-171'533	-192'435
General and administrative costs	-15'866	-13'490	-81'386	-92'415
Other operating income/(expense) net	-3'956	-68'785	-22'596	-89'297
Gain on sale of discontinued operations	31'989	—	31'989	—
Gain/(loss) on disposal of property, plant and equipment net	-133	-15	-1'069	613

Operating profit/(loss)	38'712	-53'716	63'242	-38'406

Income/(loss) from associated companies	-2'557	39	-2'538	78
Finance costs	-6'147	-3'698	-19'357	-14'798

Income/(loss) before tax	30'008	-57'375	41'347	-53'126

Income tax benefit/(expense)	-14'945	1'416	-19'432	-2'124

Net income/(loss)	15'063	-55'959	21'915	-55'250

Weighted average number of ordinary shares in issue	2'209'554	2'251'101	2'237'195	2'239'580
Basic earnings per share (single CHF)	6.82	-24.86	9.80	-24.67

Adjustments for share options	—	35'294	4'624	78'709
Weighted average number of shares for diluted earnings per share	2'209'554	2'286'395	2'241'819	2'318'289
Diluted earnings per share (single CHF)	6.82	-24.86	9.78	-24.67

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousand CHF)

	unaudited		audited

	3 Months (4th Quarter)		12 Months (Full Fiscal Year)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Dec. 28, 2002 to	Dec. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

	CHF	CHF	CHF	CHF
Cash Flows from Operating Activities:
Operating profit/(loss)	38'712	-53'716	63'242	-38'406
Net interest expense paid	-1'560	-1'799	-15'077	-18'603
Taxes paid	488	-3'082	-2'832	-8'428
Depreciation and amortization	21'071	76'560	71'294	135'638
Other non-cash items	-32'122	15	-33'058	-2'190
Changes in assets and liabilities	827	5'632	-11'378	4'803

Cash provided by/(used in) operating activities	27'416	23'610	72'191	72'814

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-6'169	-1'016	-20'662	-18'555
Cash expended on intangible assets	-11'041	-11'359	-41'157	-42'755
Cash expended on acquisition	-295	-1'811	-608	-72'288
Disposal of subsidiary, net of cash	55'614	—	55'614	8'119
Sale of assets	3'076	1'286	20'466	3'931

Cash provided by/(used in) investing activities	41'185	-12'878	13'653	-121'548

Cash Flows from Financing Activities:
Loans and borrowings	-67'758	-15'991	-83'989	46'048
Proceeds from issue of share capital and own shares	-2'127	-1'115	-2'693	2'942

Cash provided by/(used in) financing activities	-69'885	-17'106	-86'682	48'990

Effect of exchange rate changes on cash and cash equivalents	7	-827	-451	-418

Net increase/(decrease) in cash and cash equivalents	-1'277	-7'223	-1'289	-162
Cash and cash equivalents at beginning of specified period	2'978	10'213	2'990	3'152

Cash and cash equivalents at end of specified period	1'701	2'990	1'701	2'990

LEICA GEOSYSTEMS HOLDINGS AG

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousand CHF, except number of shares)

	Number of				Hedging and
	registered		Share	Accumu-	currency
	shares	Share	Premium/	lated	translation
	issued	Capital	Reserves	Deficit	adjustment	TOTAL

	No.	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 2001	2'162'175	108'108	283'416	-43'267	15'417	363'674

Issuance of common stock	88'877	4'444	32'579	—	—	37'023
Treasury shares movement	49	2	183	—	—	185
Net Income/(Loss)	—	—	—	-55'250	—	-55'250
Effect of adopting IAS 39 (net of tax)	—	—	—	—	-405	-405
Cash flow hedging adjustment (net of tax)	—	—	—	—	517	517
Currency translation adjustment	—	—	—	—	-13'469	-13'469

Balance at March 31, 2002	2'251'101	112'554	316'178	-98'517	2'060	332'275

Balance at March 31, 2002	2'251'101	112'554	316'178	-98'517	2'060	332'275

Issuance of common stock	3'154	158	444	—	—	602
Treasury shares movement	-44'701	-2'234	-5'916	—	—	-8'150
Net Income/(Loss)	—	—	—	21'915	—	21'915
Cash flow hedging adjustment (net of tax)	—	—	—	—	-20	-20
Currency translation adjustment	—	—	—	—	-33'002	-33'002

Balance at March 31, 2003	2'209'554	110'478	310'706	-76'602	-30'962	313'620

LEICA GEOSYSTEMS HOLDINGS AG

CONDENSEDCONSOLIDATEDSEGMENT INFORMATION
(in thousand CHF)

	unaudited		audited

	3 Months (4th Quarter)		12 Months (Full Fiscal Year)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Dec. 28, 2002 to	Dec. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

	CHF	CHF	CHF	CHF
Sales to external customers:
Surveying & Engineering	101'507	112'827	397'500	428'520
GIS & Mapping	26'634	31'685	100'650	113'195
Consumer Products	16'540	13'485	50'579	47'826
Metrology	16'006	14'214	59'353	63'053
New Business	3'479	6'954	13'526	24'932

Total Segments	164'166	179'165	621'608	677'526
Special Products	10'877	26'355	112'524	109'741
Central Services	131	558	1'681	2'909

Total sales to external customers	175'174	206'078	735'813	790'176

Results:
Surveying & Engineering	15'060	12'158	53'157	48'235
GIS & Mapping	-541	-922	-8'689	-6'599
Consumer Products	268	1'296	1'162	716
Metrology	2'093	2'566	7'569	11'507
New Business	-4'859	-63'777	-18'334	-80'370

Total Segments	12'021	-48'679	34'865	-26'511
Special Products	33'692	1'264	58'746	12'166
Central Services	-7'001	-6'301	-30'369	-24'061

Total operating profit	38'712	-53'716	63'242	-38'406

Income/(loss) from associated companies:
Surveying & Engineering	4	—	—	—
GIS & Mapping	-1'565	-41	-1'689	-187
Consumer Products	—	—	—	—
Metrology	-1'362	-103	-1'638	-103
New Business	—	—	—	—

Total Segments	-2'923	-144	-3'326	-290
Special Products	231	160	532	345
Central Services	135	23	257	23

Total associates gain/(loss)	-2'557	39	-2'538	78

Depreciation and Amortization:
Surveying & Engineering	-4'873	-4'277	-16'318	-17'741
GIS & Mapping	-7'105	-3'348	-18'584	-17'248
Consumer Products	-1'333	-888	-4'818	-3'301
Metrology	-3'807	-880	-7'181	-2'593
New Business	-2'597	-62'020	-9'059	-73'549

Total Segments	-19'715	-71'413	-55'960	-114'432
Special Products	-990	-1'369	-4'464	-6'003
Central Services	-3'207	-3'778	-13'711	-15'203

Total depreciation and amortization	-23'912	-76'560	-74'135	-135'638

EBITDA:
Surveying & Engineering	19'937	16'435	69'475	65'976
GIS & Mapping	4'999	2'385	8'206	10'462
Consumer Products	1'601	2'184	5'980	4'017
Metrology	4'538	3'343	13'112	13'997
New Business	-2'262	-1'757	-9'275	-6'821

Total Segments	28'813	22'590	87'499	87'631
Special Products	34'913	2'793	63'742	18'514
Central Services	-3'659	-2'500	-16'401	-8'835

Total EBITDA	60'067	22'883	134'840	97'310

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED, CONDENSED AND CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

1   Accounting policies

These consolidated interim condensed financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended March 31, 2003.

These condensed and consolidated interim financial statements should be read in conjunction with the annual financial statements for the Fiscal Year ended March 31, 2003.

2   Finance costs

Finance costs (in thousand CHF) for the comparative periods are itemized below:

	unaudited		audited

	3 Months (4th Quarter)		12 Months (Full Fiscal Year)

	This year	Last year	This year	Last year
	For the period	For the period	For the period	For the period
	Dec. 28, 2002 to	Dec. 29, 2001 to	April 1, 2002 to	April 1, 2001 to
	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

	CHF	CHF	CHF	CHF
Interest income	328	63	742	574
Interest expense:
Revolving Credit Facility	-1'309	-1'727	-5'590	-9'308
9-7/8% Notes	-2'611	-2'406	-9'633	-9'368
Other	-358	-60	-877	-126

Total interest expense	-4'278	-4'193	-16'100	-18'802

Debt acquisition, issuance and share offering costs:
Amort. of debt acquisition cost — Revolving Credit Facility	-489	-551	-2'204	-2'204
Amort. of debt acquisition cost — 9 7/8% Notes	-98	-96	-388	-391
Other	67	-33	-34	-190

Total debt acquisition, issuance and share offering costs	-520	-680	-2'626	-2'785
Foreign exchange gains/(losses) on borrowings	-1'677	1'112	-1'373	6'215

Total finance costs	-6'147	-3'698	-19'357	-14'798

3   Disposal of subsidiaries

3.1   Divestment of Wiltronic entities

The Company sold 75% of its interest in Wiltronic AG (Switzerland) and Wiltronic GmbH (Austria), two electronic component manufacturing companies, to Escatec, a Swiss-owned Malaysia-based contract manufacturer for electronic and mechatronic products effective on January 1, 2003. Under the terms of this agreement, the Company received proceeds from Escatec of CHF 6.1 million, and will retain a 25% ownership interest in Wiltronic AG, together with statutory minority rights.

Wiltronic AG, a former wholly owned subsidiary of Leica Geosystems, is based in Heerbrugg. Wiltronic (including investment in Wiltronic GmbH) has 170 employees and generated revenues of CHF 12.8 million (excluding sales to Leica Geosystems) for the nine months of Fiscal Year 2002/03 ended December 2002.

For more details please refer to Note 24 (Disposal of subsidiaries) within the Consolidated Financial Statements of the Company’s 2003 Annual Report.

LEICA GEOSYSTEMS HOLDINGS AG

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
(in thousand CHF)

3.2   Divestment of Leica Vectronix AG and Leica Technologies Inc.

On February 3, 2003, Leica Geosystems announced the 100% divestment of its wholly owned subsidiaries Leica Vectronix AG (Switzerland) and Leica Technologies Inc. (USA), its defense business, to SAGEM, the French high-technology defense and communication group. In consideration, the Company received cash proceeds of approximately CHF 60 million.

Leica Vectronix has 98 employees in Heerbrugg and 5 employees in Leesburg, Virginia, the headquarters of Leica Technologies, Inc., the Vectronix US sales organization. Leica Vectronix AG (combined with Leica Technologies Inc) generated sales of CHF 75.6 million in Fiscal Year 2002/03 for the ten months ended January 2003.

For more details please refer to Note 24 (Disposal of subsidiaries) within the Consolidated Financial Statements of the Company’s 2003 Annual Report.

3.3   Continuing and discontinued operations

As a result of the divestments, the Company qualifies for reporting Discontinued Operations under IAS 35. Please refer to the detailed explanatory remarks of Note 3 (Continuing and discontinued operations) within the Consolidated Financial Statements of the Company’s 2003 Annual Report.

4   Post balance sheet events

The current Revolving Credit Facility is due to expire in July 2003. Accordingly, on May 23, 2003, the Company signed a new three-year Senior Revolving Multi-currency Credit Facility. The new Facility, effective latest on June 13, 2003, is in the amount of CHF 150 million and replaces the current Facility. The Facility is comprised of seven syndicate banks with UBS AG Zurich as Agent.

There are no other events to report which could have a significant influence on the financial statements for the year ended March 31, 2003.

For electronic copies of this publication and other company
information, please visit our web-site at:
www.leica-geosystems.com/investor/index.htm

Company contact information:

Investor Relations:
George Aase
Director Investor Relations
Phone +41-71-727-3064
Email: investor@leica-geosystems.com	Leica Geosystems CH-9435 Heerbrugg (Switzerland) Phone +41 71 727 31 31 Fax +41 71 727 46 73 www.leica-geosystems.com

Communication to Investors and Media Detailed information at www.leica-geosystems.com No. 10 E FY2002/03 Results (June 5, 2003) Contact George Aase, Director Investor Relations Tel.+41 (0)71 727 3064	Leica Geosystems AG Heinrich-Wild-Strasse CH-9435 Heerbrugg (Switzerland) www.leica-geosystems.com

Leica Geosystems reports further earnings growth

Heerbrugg (Switzerland), June 5, 2003 - Leica Geosystems (SWX: LGSN) today reported substantial growth in its fourth quarter and full year earnings as a result of material gains on divestments and reduction of its operational cost base. Sales for the fourth quarter were CHF 175.2 million compared with CHF 206.1 million in the previous year, and CHF 735.8 million for the full year compared with CHF 790.2 million in the previous year. The Company stated that the strength of the Swiss franc and its divestments of Vectronix AG and Wiltronic AG had significantly impacted sales. On a currency-neutral basis, fourth quarter revenues from continuing operations rose 1.3%, but were lower by 2% for the full year.

Leica Geosystems’ operating cost base was reduced by 19.6% in the fourth quarter, and CHF 41 million, or 12% for the full year. Combined with a CHF 32 million pre-tax gain on divestments, EBITDA for the fourth quarter was CHF 60.1 million, an increase of 23% over the previous year, and CHF 134.8 million for the full year, compared with CHF 97.3 million in the prior year. Net Income increased to CHF 21.9 million compared with a loss of CHF (55.3) million in the previous year. With strong operating cash flow and the proceeds from its divestments, the Company lowered its net debt to CHF 154 million, or by 30 percent in the fourth quarter.

“Earnings for the group were far above the previous year, a reflection of our cost reduction efforts and the divestment gain,” said Hans Hess, CEO of Leica Geosystems. “With strong earnings and operating cash flow this quarter, combined with the divestment proceeds, our net debt fell to a new low. In this context, we successfully completed the refinancing of our Senior Revolving Credit Facility, and were able to reduce the total amount of available facilities by CHF 120 million,” concluded Hess.

Sales continue to be impacted by strengthening Swiss franc

Total sales in the fourth quarter were significantly lower than the previous year, primarily as a result of the January divestments and the effects of a strengthening Swiss franc. Revenues from continuing operations were also below previous year levels, with sales of CHF171.7 million compared with CHF 186.5 million in the prior year. On a currency-neutral basis, however, fourth quarter revenues from continuing operations increased by 1.3% over the prior year. Sales benefited from robust market acceptance of the Company’s new DISTO™, Laser Tracker and Airborne Sensors products, continued demand for geographic imaging products in the defense and security sectors, as well as seasonally higher sales in the third and fourth quarters.

For the full year, sales declined by 6.9% compared with the previous year. Adjusted for currency fluctuations, full year revenues would have been lower by 0.4 percent. Sales from continuing operations were CHF 650.3 million compared with CHF 713.0 million in the previous year. Adjusted for currency fluctuations, sales from continuing operations declined by two percent.

Operating expenses decline 19.6% in fourth quarter

Leica Geosystems’ operating expenses declined substantially in the second half of the year, and in the fourth quarter, were CHF 78.4 versus CHF 155.5 million in the previous year. Excluding the CHF 58 million Cyra goodwill impairment charge in the fiscal year 2002, current period operating expenses were lower by 19.6%, or CHF 19.1 million, in comparison to the previous year. For the full year, excluding the Cyra goodwill impairment charge, operating expenses in the current fiscal year would have been lower by CHF 41.0 million, or 12 percent.

Lower employee base

As a result of the sale of Vectronix AG and Wiltronic AG, Leica Geosystems’ global workforce declined by 273, down to 2,388 employees at the end of March 2003. The Company’s employee base has decreased by 499 since the end of the last Fiscal Year.

Considerable earnings growth

The Company recorded EBITDA of CHF 60.1 million in the fourth quarter, compared with CHF 22.9 million in the prior year. Excluding the CHF 32 million divestment gain, EBITDA for the quarter would have been CHF 28.1 million, or 16.1% of total sales. Full year EBITDA was CHF 134.8 million and CHF 102.9 million excluding the divestment gain, an increase of 5.8% over the prior year amount of CHF 97.3 million.

Net income was CHF 15.1 million in the fourth quarter and CHF 21.9 million for the full year, compared with a fourth quarter net loss of CHF (56.0) million and a full year loss of CHF (55.3) million in the prior year. Earnings per share rose accordingly, to CHF 6.82 for the quarter and CHF 9.80 for the full year, compared to a net loss per share of CHF (24.86) and CHF (24.67) in the prior year. Cash earnings per share for the fourth quarter were CHF 17.52 and CHF 40.71 for the full year, compared with CHF 7.80 and CHF 30.66 in the prior year.

2/9

Net Debt declines by 30% in fourth quarter

The Company generated operating cash flow of CHF 27.4 million in the fourth quarter compared with CHF 23.6 million in the previous year. For the full year, operating cash flow was CHF 72.2 million, in line with the previous year.

Through strong operating cash flow, and cash proceeds from divestments, Leica Geosystems’ net debt fell to CHF 154 million at the end of the year, down 30%, or CHF 66.4 million, from the third quarter. The Company’s current debt level is the lowest since its July 2000 IPO.

Regional and Divisional Results

Challenging US market offset by growing demand in Europe and Asia

The US market remained challenging during the quarter, as the weak capital investment climate and strengthening Swiss franc dampened revenues. Results in the Company’s European markets were mixed, with increasingly strong demand in southern and eastern Europe. Leica Geosystems’ Asian activities continue to benefit from increased market penetration in Australia and China, with weaker performance, however, in Japan. The impact of the SARS epidemic in Asia did not impact fourth quarter revenues but could potentially have consequences for the upcoming quarter.

Surveying & Engineering Division

Fourth quarter sales in Surveying & Engineering declined by 10% against the prior year, and 2.7% on a currency-adjusted basis. Global investments into capital goods remained modest in the fourth quarter, which impacted end-user demand. Additionally, uncertainty about US Federal budget allocations for infrastructure projects created a challenging environment for the Division’s US operations. The contraction in US revenue, however, was mitigated by substantial progress in other markets, including China, eastern Europe and Australia. EBITDA in the division increased for the third consecutive quarter despite a challenging economic climate, unfavorable currency trends, and strong competitive pressure. The division ended the quarter with an EBITDA margin of 19.6% compared with 14.5% in the previous year.

GIS & Mapping Division

Fourth quarter sales in the GIS & Mapping division declined by 15.9% in comparison with the previous year. Adjusted for currency fluctuations, however, sales would have increased by approximately 1% over the previous year. Revenue growth was positively impacted by software sales in the defense sector and increased demand for the division’s new airborne sensors. Profitability in the division further improved in the fourth quarter. EBITDA increased to CHF 5.0 million, and rose by CHF 1.9 million in comparison with the third quarter.

3/9

Consumer Products (DISTO™) Division

Fueled by continued strong demand for the new DISTO™ products, sales in the Consumer Products division rose for the third consecutive quarter. Fourth quarter sales increased by 22.2% over the prior year and 15.9% over the third quarter. Growth in the fourth quarter was driven by increased penetration into new market segments and geographic regions, as well as strong demand in the brand label business. EBITDA margins in the division declined to 9.7% in the quarter, primarily as a result of increased marketing and selling initiatives to support the new product line. For the full year, however, profitability increased significantly, with EBITDA increasing by 50.0% over the previous year.

Metrology Division

The Metrology Division (previously named Industrial Measurement Systems) remained on track in the fourth quarter despite continued pressure in its end markets. Fourth quarter sales grew by 12.7% over the prior year and by 23.6% on a currency adjusted basis. The Division continues to enjoy a strong presence in the Airbus A380 and Joint Strike Fighter programs. Through strategic Laser Tracker sales to customers such as the Ford Motor Company in the United States, Daimler Chrysler in Germany, Renault in France and CERN/Geneva, the Division has also increased its position within the automotive and general industrial sectors. Profitability remains strong, with an EBITDA margin of 28.1% for the quarter compared with 23.5% in the previous year. EBIT declined against the previous year, impacted by increased amortization of capitalized development costs after the release of the Division’s new Laser Tracker products.

New Businesses (Cyra) Division

Sales continue to be hindered by weak economic conditions, particularly in the US. In the current fiscal year, Cyra has increased the installed customer base for its Cyrax scanners by more than 50%, and has maintained its market leadership position, which it has enjoyed since laser scanning technology was first commercially introduced in 1998. Leica Geosystems remains convinced that this business, and the technology behind it, will continue to grow in importance for the surveying community.

Special Products Division

As a result of the divestments of Vectronix AG and Wiltronic AG, fourth quarter results in the Special Products Division were significantly lower than the previous year. Generally, sales from the Division’s third-party manufacturing and GPS-Marine businesses continue to perform well, with positive earnings contributions.

Renewal of Senior Multi-currency Revolving Credit Facility

On May 23, 2003, Leica Geosystems signed a new three year Senior Revolving Multi-currency Credit Facility. The new facility, effective mid-June, 2003, is in the amount of CHF 150 million

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and replaces the existing CHF 240 million Revolving Credit Facility as well as CHF 30 million in auxiliary facilities. The facility is comprised of seven syndicate banks with UBS AG Zurich acting as Agent.

Business Outlook — FY 2004

Assuming that economic and geo-political conditions remain unchanged, and the exchange rate of the Swiss franc remains stable, the Company stated that it expects results for the full year to improve, particularly in the second half of the year.

At a group level, the Company believes a growth rate of approximately 5% for continuing operations is achievable. Further, the Company stressed that its business is expected to return to historical patterns, whereby it expects a lower proportion of sales, and in turn, EBITDA, in the first half of the year versus the second.

Profitability will be higher in the second half of the year as a consequence of higher sales and the timing of new product introductions, which are planned mostly for the third and fourth quarters. The Company expects its EBITDA margin to improve during the year, primarily through stable gross profit margins and the continuing positive influence of its cost reduction initiatives. The Company expects full year net income to be positive, with possible losses in the first and second quarter compensated by gains in the second half of the year. Leica Geosystems said it believes its net income estimates are achievable through increased operating profit margins and lower financing costs.

*   *   *

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Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based.

*   *   *

Balance Sheet Summary

(In million Swiss Francs)	March 31	December 27	September 27	June 28

Total Assets	683.1m	749.1m	771.0m	770.0m
Net Debt*	154.0m	220.3m	224.8m	247.6m
Total Equity	313.6m	305.7m	309.5m	309.1m
Equity/Assets Ratio	45.9%	40.8%	40.1%	40.1%
Net Working Capital (NWC)	112.1m	143.3m	132.1m	147.9m
NWC/Sales	16.0%	18.2%	17.7%	20.8%
Capital Expenditures on Tangible and Intangible Assets (excl. Goodwill)	17.2m	11.7m	18.5m	14.4m
Goodwill	177.5m	197.6m	216.4m	220.5m
Cash provided in
Operating activities	27.4m	16.2m	33.1m	-4.5m

*)	Actual amount is shown net of cash (CHF 1.7 m) and capitalized debt issue cost/discounts of CHF 2.9 m.

Share Related Data 2209554 registered shares
–	@ 50 CHF nominal per share: Share capital CHF 110.5m
–	@ 141.9 CHF carrying amount per share: Shareholders’ equity: CHF 313.6m
–	@ 71.3 CHF average quarterly share price: Market capitalization (average 4th quarter): CHF 157.5m

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4th Quarter Results FY2002/03 of Leica Geosystems at a Glance

	Current	Prior
	year	year
	(28.12.02 to	(29.12.01 to	Changes
(in million Swiss Francs)	31.3.03)	31.3.02)	(%)

ORDER INTAKE	138.3m	202.0m	-31.5%

SALES	175.2m	206.2m	-15.0%
Surveying & Engineering	101.5m	112.8m	-10.0%
GIS & Mapping	26.6m	31.7m	-16.0%
Consumer Products	16.5m	13.5m	22.2%
Metrology	16.0m	14.2m	12.7%
New Businesses	3.5m	7.0m	-50.0%
Special Products	10.9m	26.4m	-58.7%
Central Services	0.1m	0.6m	-83.3%

Gross margin
- in percentage of sales	48.6%	49.4%	-0.8pts

EARNINGS

EBITDA	60.1m	22.9m	162.5%
- in percentage of sales	34.3%	11.1%

EBITA	54.3m	18.3m	195.9%
- in percentage of sales	31.0%	8.9%

EBIT	36.2m	-53.7m	167.4%
- in percentage of sales	20.6%	-26.0%

Operating profit	38.7m	-53.7m	172.1%
- in percentage of sales	22.1%	-26.1%

Net income	15.1m	-56.0m	126.9%
- in percentage of sales	8.6%	-27.1%

Earnings per share (CHF)
- basic	6.82	(24.86)	127.4%
- diluted	6.82	(24.86)	127.4%

Cash earnings per share (CHF)
- basic	17.52	7.80	124.5%
- diluted	17.52	7.68	128.0%
- non-cash adjustments	23.64	73.52	-67.8%

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Full year Results FY2002/03 of Leica Geosystems at a Glance

	Current	Prior
	year	year
	(1.4.02 to	(1.4.01 to	Changes
(in million Swiss Francs)	31.3.03)	31.3.02)	(%)

ORDER INTAKE	712.7m	796.3m	-10.5%

SALES	735.8m	790.1m	-6.9%
Surveying & Engineering	397.5m	428.5m	-7.2%
GIS & Mapping	100.7m	113.2m	-11.1%
Consumer Products	50.6m	47.8m	5.9%
Metrology	59.4m	63.1m	-5.9%
New Businesses	13.5m	24.9m	-45.8%
Special Products	112.5m	109.7m	2.6%
Central Services	1.7m	2.9m	-41.4%

Gross margin
- in percentage of sales	50.8%	51.0%	-0.2pts

EARNINGS

EBITDA	134.8m	97.3m	38.6%
- in percentage of sales	18.3%	12.3%

EBITA	113.8m	73.4m	55.1%
- in percentage of sales	15.5%	9.3%

EBIT	60.7m	-38.3m	258.4%
- in percentage of sales	8.2%	-4.9%

Operating profit	63.2m	-38.4m	264.7%
- in percentage of sales	8.6%	-4.9%

Net income	21.9m	-55.3m	139.7%
- in percentage of sales	3.0%	-7.0%

Earnings per share (CHF)
- basic	9.80	(24.67)	139.7%
- diluted	9.78	(24.67)	139.6%

Cash earnings per share (CHF)
- basic	40.71	30.66	32.8%
- diluted	40.71	30.19	34.8%
- non-cash adjustments	68.04	124.28	-45.3%

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4th Quarter FY 2002/03 Divisional Results

	Percentage
	of	Division	Division	EBITDA-
	Total Sales	Sales	EBITDA	Margin of
Division	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	58%	101.5m	19.9m	19.6%
GIS & Mapping	15%	26.6m	5.0m	18.8%
Consumer Products	9%	16.5m	1.6m	9.7%
Metrology	9%	16.0m	4.5m	28.1%
New Businesses	2%	3.5m	-2.3m	-65.7%
Special Products	6%	10.9m	34.9m	320.2%
Central Services	0%	0.1m	-3.7m

Total 4th Quarter	100%	175.2m	59.9m	34.2%

Full year FY 2002/03 Divisional Results

	Percentage
	of	Division	Division	EBITDA-
	Total Sales	Sales	EBITDA	Margin of
Division	(%)	(CHF)	(CHF)	Sales

Surveying & Engineering	54%	397.5m	69.5m	17.5%
GIS & Mapping	14%	100.7m	8.2m	8.1%
Consumer Products	7%	50.6m	6.0m	11.9%
Metrology	8%	59.4m	13.1m	22.1%
New Businesses	2%	13.5m	-9.3m	-68.9%
Special Products	15%	112.5m	63.7m	56.6%
Central Services	0%	1.7m	-16.4m

Total Year to date	100%	735.8m	134.8m	18.3%

*   *   *

Comprehensive and detailed information on Leica Geosystems’ Fiscal Year 2003 results is available on our website
www.leica-geosystems.com, Investor Relations, Shareholder News No 11, and in the Fiscal Year 2003 Annual Report.

*   *   *

Files can be called up electronically: you can download the text file directly from the Internet with a double-click:
www.leica-geosystems.com.

*   *   *

Contact Person: George Aase, Director Investor Relations, Leica Geosystems AG, Heinrich-Wild-Strasse, CH-9435 Heerbrugg (Switzerland) — Internet: www.leica-geosystems.com
Telephone (direct)	+41 (0)71 727 3064	E-Mail	George.Aase@leica-geosystems.com
Telephone (operator)	+41 (0)71 727 3131	Fax	+41 (0)71 727 4678

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